UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2012

Commission file number 0-12602

MAKITA CORPORATION

(Translation of registrant’s name into English)

3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☑        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1):  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐                     No  ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)

By:	/s/ Masahiko Goto
Masahiko Goto
President, Representative Director and Chief Executive Officer

Date: May 29, 2012

For immediate release

May 29, 2012

Company name:	Makita Corporation
Representative:	Masahiko Goto, President, Representative Director & CEO
Stock ticker code:	6586

Absorption-Type Merger of Consolidated Subsidiary (Simplified/Short Form)

At its meeting on May 29, 2012, the board of directors of Makita Corporation (headquartered in Anjo, Aichi Prefecture, Japan, hereinafter “the Company”) resolved that Makita Numazu Corporation (Makita Numazu), a wholly-owned consolidated subsidiary of the Company, shall be absorbed and merged into the Company.

Details of the merger are as follows.

1.	Reason for Merger

The Makita provides to customers useful tools for daily life and home-building (electric tools (including rechargeable types), pneumatic tools and engine-driven gardening tools) and strives to acquire and maintain the top market share as a global total supplier of tools. On August 1, 2007, the Company acquired all shares of Fuji Robin Industries Ltd., a company engaged in manufacture and sale of gardening equipment, and restructured it into a wholly-owned subsidiary with a new company name of Makita Numazu Corporation. Makita Numazu has since strengthened its ability to develop products taking advantage of its expertise in the compact 4-stroke engine technology, improved its productivity and reinforced the organization for the gardening equipment business.

On the other hand, it becomes necessary for Makita, as a group operating globally, to respond resiliently and flexibly to the changes in the business environment, such as global economic situations, exchange rates, global competition and environmental regulations, and to improve the efficiency of the management within Makita. Accordingly, the Company decided to absorb and merge Makita Numazu as of April 1, 2013.

2.	Outline of merger

(1)	Schedule

Board resolution on the merger:	May 29, 2012
Execution of agreement:	May 29, 2012
Scheduled effective date of merger:	April 1, 2013

*	Since this Merger is a “simplified merger” for the Company under Article 796.3 of the Companies Act, and a “short-form merger” for Makita Numazu under Article 784.1 of the same Act, neither companies will hold general meeting of shareholders for approval of this Merger.

(2)	Method of Merger

In this Merger, Makita Corporation is a surviving company, and Makita Numazu Corporation is dissolved and absorbed into the surviving company.

(3)	Allocation of shares related to the merger

Since Makita Numazu is a wholly-owned subsidiary of the Company, no new shares will be issued or no capital increase will be implemented. No payment is made to either of the parties, in connection with this Merger.

(4)	Handling of Share Purchasing Rights and Bonds with Share Purchasing Rights: None

English Translation of press release originally issued in Japanese	1

3.	Overview of the Parties to the Merger (As of March 31, 2012)

		Surviving Company		Extinct Company
(1)	Company Name	Makita Corporation		Makita Numazu Corporation

(2)	Address of Headquarters Office	3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture		35, Ohoka, Numazu City, Shizuoka Prefecture

(3)	Title and Name of Representative	Masahiko Goto, President and Representative Director		Setsuyoshi Shimizu, President and Representative Director

(4)	Principal Business	Manufacture and distribution of electric power tools, pneumatic tools, gardening equipment, and household tools		Manufacture and distribution of gardening equipment, etc.

(5)	Capital Stock	24,206 million yen		834 million yen

(6)	Date of Incorporation	December 10, 1938		July 24, 1950

(7)	Number of Shares Issued	140,008,760 shares		12,960,000 shares

(8)	Date of Fiscal Year End	March 31		March 31

(9)	Number of Employees	2,807		281

(10)	Major Shareholders and Percentage Held	The Master Trust Bank of Japan, Ltd. (Trust account)	6.45%	Makita Corporation	100%
		Japan Trustee Services Bank, Ltd. (Trust account)	5.42%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	3.04%
		Makita Cooperation Companies’ Investment Association	3.00%
		Maruwa, Ltd.	2.91%

(11)	Net Assets	323,778 million yen (consolidated)		565 million yen

(12)	Total Assets	383,256 million yen (consolidated)		6,565 million yen

(13)	Net Sales	295,711 million yen (consolidated)		8,618 million yen

4.	Status after merger

After the merger, no change will occur to the name, location, title and name of the representative, business types, capital stocks and the account closing date of the Company.

5.	Future prospect

Since this transaction is a merger of a wholly-owned subsidiary, it will have minor effect on the consolidated results of the Company.

English Translation of press release originally issued in Japanese	2